Mail Stop 4561
Via Fax (801) 224-4457

July 31, 2008

Steve Weatherly
Chief Financial Officer
IDI Global, Inc.
462 East 800 North
Orem, Utah 84097

      Re: IDI Global, Inc.
              Form 10-KSB for the Year Ended December 31, 2007
              File No. 000-30245

Dear Mr. Weatherly:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 23

1.   We note from your disclosure on page 23 that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007 due to the sale of your remaining operating subsidiary in July 2007, the concentration of your management in a small group of individuals, and your involvement in bankruptcy proceedings that commenced on April 17, 2006. It appears you are required to report on your management's assessment of internal control over financial reporting since you were (1) required to file or filed

an annual report for the prior fiscal year and (2) the reasons disclosed for why an assessment was not completed do not fall within the scope exceptions permissible by the Division of Corporation Finance's Frequently Asked Questions Regarding Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Questions 1 to 3. We ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   In addition, please consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

3.   We also note from your disclosure on page 23 that the Company's auditors informed you of two material weaknesses related to (1) the reconciliation of transactions associated with the sale of Internet Development and (2) proper recording of accounts payable and accrued expenses. Tell us in detail the basis for your officers' conclusions that the Company disclosure controls and procedures were effective as of the end of the period covered by the report given the material weaknesses identified by your auditor's.

4.   Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief